Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No.3, Banjara Hills Hyderabad 500 034 A.P., India. Tel: +91 40 4900 2900 Fax: +91 40 4900 2999 www.drreddys.com

April 3, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”)

Form 20-F for Fiscal Year Ended March 31, 2013

Letter from Securities and Exchange Commission dated March 20, 2014

File No. 001-15182

Dear Mr. Rosenberg:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 20, 2014 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”).

Our counsel, Budd Larner, P.C., made certain responses to your letter on our behalf in a letter to you dated April 3, 2014. We understand that you require that certain representations pertaining to Budd Larner’s response letter be made directly by Dr. Reddy’s. Accordingly, in connection with the aforementioned Budd Larner response letter, Dr. Reddy’s hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted,

Dr. Reddy’s Laboratories Limited

By:	/s/ Saumen Chakraborty
Saumen Chakraborty, Chief Financial Officer

cc:	M V Narasimham (Dr. Reddy’s)

Vijay Hurgat (Dr. Reddy’s)

James F. Fitzsimmons, Esq. (Budd Larner)

Jonathan Gray, Esq. (Budd Larner)